May 26, 2023

Michael Killoy & Nicholas Panos

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F St NE

Washington, D.C. 20549

Re:	Shift Technologies, Inc.
Schedule 13D filed by Maruthi J.D. Venkata
Filed April 26, 2023
File No. 005-90966

Dear Mr. Killoy and Mr. Panos:

This letter is provided on behalf of Maruthi J.D. Venkata to respond to the letter received from the staff (the “Staff“) of the U.S. Securities and Exchange Commission (the “Commission“), dated May 19, 2023, regarding the above-referenced Schedule 13D filed by Mr. Venkata on April 26, 2023, to explain why the Schedule 13D was not filed within the required 10 days after the acquisition of more than five percent of securities of Shift Technologies, Inc. (“Shift“) on March 14, 2023. An amendment to the Schedule 13D is being filed by Mr. Venkata to accompany this response letter.

This late filing of the Schedule 13D was inadvertently caused by Mr. Venkata overlooking that a Schedule 13D was required to be filed upon his ownership of more than five percent of Shift’s outstanding shares on March 14, 2023, because Mr. Venkata had never owned five percent of any public company and never had an obligation to make any personal SEC filings in the past.

Upon realizing in mid-April that his ownership of shares of Shift has triggered reporting obligations, he promptly prepared and filed his Schedule 13D, together with a Form 3 and a Form 4 on April 26, 2023.

We thank the Staff for its review of the foregoing. Please do not hesitate to contact the undersigned at (212) 451-2942 or awang@rc.com should you require additional information with respect to this subject matter.

Very truly yours,

/s/ Anna J. Wang, Esq.

Anna J. Wang, Esq.

Copy to: Maruthi J.D. Venkata